UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.________)1

Compagnie Générale de Géophysique

(Name of Issuer)

Shares, nominal value 2 euro

(Title of Class of Securities)

204386106

(CUSIP Number)

May 7, 1997*

(Date of Event Which Requires Filing of this Statement)

      Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*      The date the shares were first registered under Section 12 of the Securities Exchange Act.

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204386106	13G	Page 2 of 5 Pages

1.		Names of Reporting Persons
I.R.S. Identification No. of above persons (entities only)

Total Fina Elf S.A.

2.		Check the Appropriate Box if a Member of a Group*

(a) ☐
(b) ☐

3.		SEC Use Only

4.		Citizenship or Place of Organization

France

	5.	Sole Voting Power

469,393

Number of	6.	Shared Voting Power
Shares
Beneficially		-0-
Owned by
Each Reporting	7.	Sole Dispositive Power
Person With
469,393

	8.	Shared Dispositive Power

-0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

469,393

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*☐

11.		Percent of Class Represented by Amount in Row (9)

4.0%; percent of voting rights, 6.9%

12.		Type of Reporting Person*

HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer:

Compagnie Générale de Géophysique

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1, rue Léon Migaux 91341 Massy Cedex France

Item 2(a), (b) and (c)	Name of Person Filing; Address of Principal Business Office or, if None, Residence; and Citizenship:

     This statement is being filed by Total Fina Elf S.A., a company organized under the laws of France, whose principal business is oil, gas and chemicals. The address of Total Fina Elf S.A.'s principal business and office is 2, place de la Coupole, La Défense 6, 92078 Paris La Défense Cedex, France.

Item 2(d)	Title of Class of Securities:

Shares, nominal value 2 euro

Item 2(e)	CUSIP Number:

204386106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4.	Ownership

     Total Fina Elf S.A. beneficially owns 1 share directly, and owns the following shares indirectly through its subsidiary, Total Chimie:

Amount beneficially owned:	469,392
Percent of class:	4.0%; percent of voting rights, 6.9%
Number of shares as to which such person has:

Sole power to vote:	469,392 (these shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	469,392
Shared power to dispose of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Of the 469,393 shares that Total Fina Elf S.A. beneficially owns, it indirectly has the power to vote and dispose of 469,392 shares through a subsidiary as identified in Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOTAL FINA ELF S.A.

	By:	/s/ Charles Paris de Bollardière

Name: Charles Paris de Bollardière Title: Treasurer
Date: October 25, 2002

Schedule 13G
Exhibit A

Identification and Classification of Subsidiary

     Total Chimie, a company organized under the laws of France, is a wholly owned subsidiary of Total Fina Elf S.A. The address of Total Chimie’s principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.

     Total Chimie beneficially owns the following shares directly:

Amount beneficially owned:	469,392
Percent of class:	4.0%; percent of voting rights, 6.9%
Number of shares as to which such person has:

Sole power to vote:	469,392 (these shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	469,392
Shared power to dispose of:	-0-